News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	February 29, 2024

Seabridge Gold Files Updated NI-43-101

Courageous Lake Technical Report

A Canadian Gold Project with 11 Million Ozs of M&I Resource

Has Been Redesigned for Much Improved Economics

Toronto, Canada … Seabridge Gold announced today that it has filed a new NI-43-101 Technical Report for its 100%-owned Courageous Lake project located in Canada's Northwest Territories (SEDAR filing). The new Technical Report includes the results of an updated Preliminary Feasibility Study (the "2024 PFS") and a new Preliminary Economic Assessment (the "2024 PEA") that evaluates a conceptual expansion of the Courageous Lake open pit beyond the 2024 PFS mine plan. Results of the 2024 PFS and 2024 PEA were announced on January 16, 2024 and can be found here.

The new Technical Report was led by Ausenco Engineering Canada ULC. ("Ausenco"), together with the support of Moose Mountain Technical Services ("MMTS"), SRK Consulting (Canada) Inc. ("SRK"), ERM Consultants Canada Ltd. ("ERM"), Tetra Tech Canada Inc. ("Tetra Tech"), and WN Brazier Associates Inc. ("Brazier"), all of which are independent of Seabridge Gold.

2024 Courageous Lake PFS

The 2024 PFS shows a considerably more sustainable and profitable mining operation than its 2012 predecessor, with reduced initial capital, lower strip ratio, higher grade and smaller mine footprint.

Commenting on the study, Seabridge Chairman and CEO Rudi Fronk said: "Our work shows Courageous Lake as a profitable project in the current environment, in a safe jurisdiction, with considerable exploration upside. The project consists of an entire greenstone belt which has prospective shallow drill results and gold showings along its 54 km length. As we move towards a joint venture on our KSM project, we will be directing more attention to Courageous Lake's potential to generate considerable additional shareholder value."

Notable improvements in the 2024 PFS compared to the 2012 PFS include:

  73% increase in after-tax NPV5% to US$523 million from US$303 million in 2012
  50% reduction in initial capital from US$1,522 million to US$747 million
  Increased after-tax IRR from 7.3% to 20.6%
  Reduced capital payback period from 11.2 years to 2.8 years
  Average gold reserve grade increased 19% from 2.2 g/t to 2.6 g/t
  Life of mine strip ratio reduced by 39% from 12.5 to 7.58
  38% increase in estimated measured and indicated gold resources from 8.0 million to 11.0 million ounces (145.2 million tonnes at an average grade of 2.36 grams of gold per tonne)

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada

416-367-9292 www.seabridgegold.com

2024 Courageous Lake PEA

The 2024 PEA is a standalone mine plan that evaluates a conceptual expansion of the Courageous Lake open pit below the base of the permafrost after the 2024 PFS reserve has been completely mined out. None of the Mineral Resources used in the 2024 PEA mine plan have been used in the 2024 PFS.

Mr. Fronk noted that the 2024 PEA establishes the potential for a much longer mine life beyond the 2024 PFS. "The PFS uses less than 30% of the estimated M&I gold resource. The PEA includes inferred resources requiring more drilling as well as additional engineering work to qualify as a PFS. However, we are confident that the PEA reflects the potential for a greatly extended mine life and that the entire estimated M&I resource represents a meaningful call on gold for our shareholders."

The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the results of the PEA will be realized. Mineral Resources in the PEA mine plan are not Mineral Reserves and do not have demonstrated economic viability.

Qualified Persons

Tracey Meintjes, P.Eng., a Qualified Person for the purposes of NI 43-101, has reviewed and approved the scientific and technical disclosure contained in this news release on behalf of Seabridge Gold.

About Seabridge Gold

Seabridge holds a 100% interest in several North American gold projects. Seabridge's principal asset, the KSM project, and its Iskut projects are located in Northwest British Columbia, Canada's "Golden Triangle", the Courageous Lake project is in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project is in the Yukon Territory. For a full breakdown of Seabridge's Mineral Reserves and Mineral Resources by category please visit the Seabridge's website at http://www.seabridgegold.com.

About Ausenco

Ausenco is a global company redefining what's possible. Its team is based across 26 offices in 15 countries, with projects in over 80 locations worldwide. Combining their deep technical expertise with a 30-year track record, Ausenco provides innovative, value-add consulting studies, project delivery, asset operations and maintenance solutions to the mining & metals and industrial sectors.

Cautionary note to U.S. Investors concerning estimates of Mineral Reserves and Mineral Resources

All reserve and resource estimates reported by Seabridge were estimated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards. The U.S. Securities and Exchange Commission ("SEC") now recognizes estimates of "measured mineral resources," "indicated mineral resources" and "inferred mineral resources" and uses new definitions of "proven mineral reserves" and "probable mineral reserves" that are substantially similar to the corresponding CIM Definition Standards. However, the CIM Definition Standards differ from the requirements applicable to US domestic issuers. US investors are cautioned not to assume that any "measured mineral resources," "indicated mineral resources," or "inferred mineral resources" that the Issuer reports are or will be economically or legally mineable. Further, "inferred mineral resources" are that part of a mineral resource for which quantity and grade are estimated on the basis of limited geologic evidence and sampling. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Cautionary Note Regarding Forward-Looking Information

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the estimated amount and grade of mineral reserves and mineral resources, including the cut-off grade; (ii) estimates of the capital costs of constructing mine facilities and bringing a mine into production, of operating the mine, of sustaining capital, of strip ratios and the duration of financing payback periods; (iii) the estimated amount and duration of future production, both ore processed and metal recovered and recovery rates; and (iv) estimates of operating costs, life of mine costs, net cash flow, net present value (NPV), profitability, and economic returns from an operating mine. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. The most significant assumptions are set forth above, but other assumptions include: (i) the presence of and continuity of metals at the Project at estimated grades; (ii) the geotechnical and metallurgical characteristics of rock conforming to sampled results; (iii) the quantities of water and the quality of the water that must be diverted or treated during mining operations; (iv) the capacities and durability of various machinery and equipment; (v) the availability of personnel, machinery, equipment at estimated prices and within the estimated delivery times; (v) currency exchange rates; (vi) metals sales prices; (vii) appropriate discount rates applied to the cash flows in the economic analysis; (viii) tax rates and royalty rates applicable to the proposed mining operation; (ix) the availability of acceptable financing under assumed structure and costs; (ix) anticipated mining losses and dilution; (x) metallurgical performance; (xi) reasonable contingency requirements; (xii)success in realizing proposed operations; (xiii) receipt of permits and other regulatory approvals on acceptable terms; and (xiv) the successful conclusion of consultation with impacted indigenous groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward-looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs (and metals prices) will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur as forecast, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; the geotechnical characteristics of the rock mined or through which infrastructure is built differing from that predicted, the quantity of water that will need to be diverted or treated during mining operations being different from what is expected to be encountered during mining operations or post closure, or the rate of flow of the water being different; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; and risks relating to the costs of other energy sources; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or the conclusion of successful consultation with impacted indigenous groups; changes in regulations applying to the development, operation, and closure of mining operations from what currently exists; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com ) for the year ended December 31, 2023 and in Seabridge's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

"Rudi Fronk"

Chairman & C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com